UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-34873

CHINACACHE INTERNATIONAL HOLDINGS LTD.
(Translation of registrant’s name into English)

Courtyard 8, Zhuyuan Third Street, Zone 3,

Beijing Tianzhu Free Trade Zone, Shunyi District,

Beijing, 100000,China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective April 23, 2023, Ms. Huiling Ying was appointed as Chief Financial Officer of ChinaCache International Holdings Ltd. (the “Company”) by the board of directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023	ChinaCache International Holdings Ltd.

	By:	/s/ Huiling Ying
	Name:	Huiling Ying
	Title:	Chief Executive Officer